==============================================================================

                         UNITED STATES SECURITIES
                          AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                           ---------------------


                                 FORM 11-K


                /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2006

                                    OR

    / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

              For the transition period from        to
                                             ------    ------

                        Commission File No. 0-5544

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Ohio Casualty Corporation
                             9450 Seward Road
                           Fairfield, OH  45014






                               Page 1 of 15
==============================================================================

                           REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibits are being filed herewith:

Exhibit No.  Description
----------   -----------

    23       Consent of Independent Registered Public Accounting Firm

                                SIGNATURES


The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE COMPANY
EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Benefits Committee




June 26, 2007                 /s/Lynn C. Schoel
                              --------------------------------------------
                              Lynn C. Schoel
                              Senior Vice President, Human Resources
                              Chairman, Benefits Committee

                                APPENDIX 1


THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 2006 AND 2005, AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

         THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

                             TABLE OF CONTENTS


------------------------------------------------------------------------------



                                                                        Pages
                                                                        -----

Report of Independent Registered Public Accounting Firm .............      6

Financial Statements:

     Statements of Net Assets Available for Benefits
       as of December 31, 2006 and 2005..............................      7

     Statement of Changes in Net Assets Available for
       Benefits for the year ended December 31, 2006.................      8

     Notes to the Financial Statements...............................   9-14

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held At End of Year)..     15

          Report of Independent Registered Public Accounting Firm


We have audited the accompanying statements of net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan (the
Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/Ernst & Young LLP


Cincinnati, Ohio
June 22, 2007

             The Ohio Casualty Insurance Company Employee Savings Plan
                 Statements of Net Assets Available For Benefits
                               As of December 31

                                                          2006            2005
                                                     -------------   -------------
Assets

Cash                                                  $     28,702    $     39,499


Investments, at fair value                             197,313,046     168,715,024

Receivables:
   Profit sharing contribution from employer             7,296,483       8,420,145
   Due from broker for securities sold                           -          55,224
   Accrued interest                                          8,230           7,158
                                                     --------------  --------------
Total receivables                                        7,304,713       8,482,527
                                                     --------------  --------------

Net assets available for benefits, at fair value       204,646,461     177,237,050

Adjustment from fair value to contract value
  for fully benefit responsive investment contracts        323,904         380,402
                                                     --------------  --------------
Net assets available for benefits                     $204,970,365    $177,617,452
                                                     ==============  ==============



The accompanying notes are an integral part of the financial statements.

         The Ohio Casualty Insurance Company Employee Savings Plan Statement of Changes in Net Assets Available for Benefits
                      Year Ended December 31, 2006

                                                          2006
                                                     --------------
Additions
Investment income:
   Net appreciation in fair value of investments      $ 12,634,078
   Interest and dividends                                6,528,462
                                                      -------------
                                                        19,162,540


Contributions:
   Participants                                         11,087,848
   Employer                                             13,474,969
                                                      -------------
                                                        24,562,817
                                                      -------------
Total additions                                         43,725,357


Deductions
Benefits paid directly to participants                  16,335,190
Administrative expenses                                     37,254
                                                      -------------
Total deductions                                        16,372,444
                                                      -------------
Net increase in net assets available for benefits       27,352,913


Net assets available for benefits:
   Beginning of year                                   177,617,452
                                                      -------------
   End of year                                        $204,970,365
                                                      =============


The accompanying notes are an integral part of the financial statements.

         The Ohio Casualty Insurance Company Employee Savings Plan
                       Notes To Financial Statements
                             December 31, 2006

1.  Significant Accounting Policies:
    -------------------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    A. Investment securities are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by The Ohio Casualty Insurance Company Employee Savings Plan (the Plan) at year-end.

        Securities traded on a national securities exchange, including Ohio Casualty Corporation common stock, are valued at the last recorded sales price of the last business day of the Plan year.

        The fair value of the participation units owned by the Plan in common and collective trust funds are valued at the net asset value as of the last business day of the Plan year.

    B. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

    C. Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on disposition of investments are determined on the basis of historical cost of specific investments sold on a trade-date basis.

    D. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

    E.  Contributions from participants and the Ohio Casualty Insurance
        Company (the Company) are recorded in the month the Company makes payroll deductions from Plan participants. The profit sharing contribution, if any, is contributed during the first quarter following the Plan year end and is reflected as a receivable in the Statements of Net Assets Available for Benefits when incurred.

    F.  Benefits are recorded when paid.

    G. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of Plan:
    -------------------

    The following brief description of the Plan is provided for general information purposes only. Reference should be made to the Plan Document and The Ohio Casualty Insurance Company Benefits Manual for a complete description of the Plan.

    A.  General:
        The Plan, which is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan. The Plan is a thrift savings plan with a 401(k)

           The Ohio Casualty Insurance Company Employee Savings Plan
                    Notes To Financial Statements, Continued


2.  Description of Plan, continued:
    ------------------------------

        feature covering all eligible employees of the Company who have elected to participate and/or received a profit sharing contribution.

    B. Participants of the Plan must be at least 18 years of age and be a Full-time or Part-time employee of the Company working 20 or more hours per week, or work 1,000 or more hours in a calendar year, to be eligible.

    C. Participants direct the investment of their contributions into various available fund options. Participants can contribute between 1-32% of eligible compensation to the Plan on a before-tax and/or after-tax basis. Effective January 1, 2005, the Company matches 100% of the participant's contribution for the first 3% of eligible pay and 50% of the participant's contribution for the next 2% of eligible pay. The maximum match is 4%. The Company match is invested according to the participants' investment direction.

        Also effective January 1, 2005, employees with 10 or more years of service as of July 1, 2004 are eligible for a temporary, discretionary, additional Company contribution of 2.5% of eligible compensation. This additional Company contribution was $1,620,901 for the 2006 Plan year.

        Effective January 1, 2006, the Plan was amended to allow participants to diversify up to 100% of the Company's matching contribution invested in the Ohio Casualty Stock Fund on any valuation day. This amendment provides more flexibility to the Plan participants for diversification related to Ohio Casualty Corporation common stock.

        The Ohio Casualty Stock Fund is an Employee Stock Ownership Plan
        (ESOP).

        Participants are 100% vested in the value of their own contributions and related investment earnings, as well as 100% vested in the value of the Company matching contributions and related investment earnings.

    D. Effective July 1, 2004, a discretionary profit sharing contribution may be made by the Company each year if certain profitability levels are achieved. The performance criteria and the range of contribution are set by the Company's Board of Directors. Employees are not required to contribute to the Plan to be eligible for the profit sharing contribution; however, they must be employed by the Company on December 31st of the applicable Plan year (unless death or retirement occurred during the year). In February 2007, a profit sharing contribution of $7,296,483 was contributed by the Company for the 2006 Plan year.

    E. Each participant's account is credited with his/her contributions, his/her share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participants' account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from his/her fully vested account balance.

    F. Effective March 1, 2005, the automatic payout limit for terminated participants was reduced from $5,000 to $1,000.

          The Ohio Casualty Insurance Company Employee Savings Plan
                   Notes To Financial Statements, Continued


2.  Description of Plan, continued:
    ------------------------------

    G. Certain costs of administering the Plan are paid by the Company. These costs totaled $143,703 for the year ended December 31, 2006.

    H. Benefits are payable to participants upon termination of employment, retirement, disability, and/or death. In-service withdrawals, including withdrawals due to financial hardship as defined by the Internal Revenue Service, are also available.

3.  Plan Termination:
    ----------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the Plan's assets will be used to provide benefits for participants and beneficiaries in accordance with federal law.

4.  Related Party Transactions:
    --------------------------

    Fidelity Management Trust Company is the trustee of the Plan and has a relationship with Fidelity Investments Institutional Operations Company, who is the Plan's record keeper. Fidelity Investments Institutional Operations Company manages certain mutual funds which are investment options for the Plan participants and therefore these transactions qualify as party-in-interest transactions.

    The Plan is sponsored by the Company, which is a wholly-owned subsidiary of Ohio Casualty Corporation ("the Corporation"), the holding company. The Plan holds units in the Ohio Casualty Stock Fund, which in turn owns 1,274,950 shares ($38,006,260) and 1,401,595 shares ($39,693,170) of the
    Corporation's common stock as of December 31, 2006 and 2005, respectively.

5.  Income Tax Status:
    -----------------

    The Plan received a favorable tax determination letter from the Internal Revenue Service dated April 14, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

           The Ohio Casualty Insurance Company Employee Savings Plan
                   Notes To Financial Statements, Continued

6.  Investments:
    -----------

    The following investments represent 5% or more of the Plan's net assets:

                                                       Fair Value
                                               -----------------------------
                                               December 31,     December 31,
                                                   2006             2005
                                               -----------------------------
    Common Stock Fund
    -----------------
      The Ohio Casualty Stock Fund             $38,006,260      $39,693,170

    Mutual Funds
    ------------
      T. Rowe Price Small Cap                  $22,655,088      $19,276,481
      Chesapeake Core Grth                      12,748,512                -
      LSV Value Equity                          15,932,912                -
      Fidelity Equity Income                             -       10,897,217
      Fidelity Balance                          21,489,467       17,423,542
      Fidelity Blue Chip                                 -       11,573,385
      Fidelity Diversified Intl                 10,269,260                *

    Common/Collective Trusts
    ------------------------
      Fidelity Managed Income Portfolio II     $27,014,290      $25,570,781
      Fidelity U.S. Equity Index Pool           23,043,616       19,281,776

      *Represents less than 5% of the Plan's net assets as of the respective date.

    Net appreciation in the fair value of the investments (including investments bought and sold, as well as held during the year) as determined by quoted market prices is as follows:

                                             Year Ended
                                          December 31, 2006
                                          -----------------

     Common stock                           $  2,128,741
     Mutual funds                              7,393,799
     Common/collective trusts                  3,111,538
                                            ------------
        Total                               $ 12,634,078
                                            ============

7.  Loans Receivable - Participants:

    Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 reduced by the participant's highest outstanding aggregate balance of loans from the Plan during the previous twelve months, the total value of the participant's before-tax, after-tax, and rollover accounts, or 50% of the vested value of the participant's accounts. Interest is charged at JPMorgan Chase & Co. bank's commercial rate plus 1%. Repayment of loans are arranged through payroll deductions with a maximum repayment term of 5 years, or 15 years for a home loan. Terminated employees can continue loan repayments following termination of employment.

           The Ohio Casualty Insurance Company Employee Savings Plan
                   Notes To Financial Statements, Continued

8.  Fully Benefit-Responsive Investment Contracts:
    ---------------------------------------------

    The Financial Accounting Standards Board (FASB) issued Staff Position AAG INV-1 and SOP 94-4-1, `Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans' (the FSP). Under the FSP, only assets that are attributable to "fully benefit-responsive" investment contracts are eligible for contract value accounting treatment. This FSP was adopted by The Ohio Casualty Insurance Company Employees Savings Plan for the year ended December 31, 2006 and applied retrospectively, as required by the FSP. The Fidelity Managed Income Portfolio II (MIP) meets the definition of a fully benefit responsive investment contract. The MIP invests typically in fixed-income securities or bond funds that may include futures contracts and swap agreements. The underlying assets and wrap contracts purchased by the MIP are designed to pay all participant-initiated transactions at contract value. The contract value of the MIP for a particular participant is equal to the sum of that participant's invested principal plus all accrued interest.

9.  Reconciliation of Financial Statements to Form 5500:
    ---------------------------------------------------

    The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

                                                              Year Ended
                                                           December 31, 2006
                                                           -----------------

    Net increase in net assets available for benefits
     per the financial statements                             $27,352,913

    Adjustment from fair value to contract value for
     fully benefit responsive investment contracts               (323,904)
                                                              ------------

    Net income per the Form 5500                              $27,029,009
                                                              ============


10. Subsequent Event:
    ----------------

    On May 6, 2007, Ohio Casualty Corporation (the "Corporation") entered into an Agreement and Plan of Merger (the "Merger Agreement"), among Liberty Mutual Insurance Company ("Liberty") and Waterfall Merger Corp. a wholly-owned direct subsidiary of Liberty ("Waterfall").

    The Merger Agreement provides for a business combination whereby Waterfall will merge with and into the Corporation (the "Merger"). As a result of the Merger, the separate corporate existence of Waterfall will cease and the Corporation will continue as the surviving corporation in the Merger. At the effective time of the Merger, each common share, par value $.0125 per share, of the Corporation (other than shares owned by the Corporation, Liberty and Waterfall) will be converted into the right to receive $44.00 in cash, without interest. Each Corporation stock option and other share purchase rights outstanding at the time of the closing will be cancelled in the Merger and the holder thereof

           The Ohio Casualty Insurance Company Employee Savings Plan
                   Notes To Financial Statements, Continued

10. Subsequent Event, continued:
    ---------------------------

    will be entitled to an amount of cash, without interest, equal to the difference between $44.00 and the exercise price of such stock option or purchase right.

    The Merger is subject to the approval of a majority of the Corporation's outstanding shares. In addition, the Merger is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Acts and other regulatory laws applicable to the Merger, including state insurance laws and regulation, as well as other customary closing conditions. The Merger Agreement contains certain termination rights for both the Corporation and Liberty and further provides that upon termination of the Merger Agreement under certain circumstances, the Corporation may be obligated to pay Liberty a termination fee of $62.0 million.

                           Supplemental Schedule


      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

The Ohio Casualty Insurance Company Employee Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2006
EIN  31-0396250
Plan Number 002


(a)         (b)                                        (c)            (d)             (e)
                                                                                    Current
        Investments                                Shares/Units       Cost           Value
----------------------------------------------------------------------------------------------
        Cash:
            Interest-bearing cash                        11,951   $  1,883,549   $  1,883,549
        Common Stock Fund:
*           The Ohio Casualty Stock Fund                241,157     17,989,942     38,006,260
        Mutual Funds:
            T. Rowe Price Small Cap                     549,747     15,861,349     22,655,088
            PIM Total Rt Inst                           245,688      2,572,860      2,550,239
            Chesapeake Core Grth                        705,507     12,154,818     12,748,512
            LSV Value Equity                            832,441     14,035,322     15,932,912
            Century Sm Cp Sel I                          19,307        488,265        468,389
*           Fidelity Balanced                         1,105,994     18,560,105     21,489,467
*           Fidelity Diversified Intl                   277,923      8,624,436     10,269,260
*           Fidelity Small Cap Stock                    193,984      3,539,703      3,687,635
*           Fidelity Freedom Income                      41,305        464,253        476,654
*           Fidelity Freedom 2000                        10,412        125,585        129,736
*           Fidelity Freedom 2010                       231,559      3,159,694      3,385,399
*           Fidelity Freedom 2020                       337,225      4,680,508      5,237,109
*           Fidelity Freedom 2030                       156,073      2,154,922      2,501,846
*           Fidelity Freedom 2040                       104,294        857,531        988,703
*           Fidelity Freedom 2005                        11,253        124,016        130,643
*           Fidelity Freedom 2015                        74,528        874,304        909,240
*           Fidelity Freedom 2025                        35,686        438,206        455,716
*           Fidelity Freedom 2035                        14,750        187,102        194,556
        Common/Collective Trusts:
*           Fidelity Managed Income Portfolio II     27,014,290     27,014,290     27,014,290
*           Fidelity U.S. Equity Index Pool             507,457     18,386,437     23,043,616
        Loans:
**          Participant Loans                                              -        3,154,227
                                                                  ------------   ------------
        TOTAL INVESTMENTS                                         $154,177,197   $197,313,046
                                                                  ============   ============


        * Indicates party-in-interest to the Plan

        ** The interest rates on these loans range from 5.0% to 9.25%, with maturity dates of 2007 through 2021.
